

For immediate release:

Points International Announces C$15.8 Million Private Placement

TORONTO -- Points International Ltd. (TSX: PTS, OTC: PTSEF), announced today that it intends to complete a private placement with institutional and other accredited investors. The Company expects to raise gross proceeds of approximately $15.8 million through the issuance of up to 18.1 million common shares at a price of $0.68 per share, and one convertible preferred share for cash consideration of $3.5 million. As at today's date the preferred share is convertible into 4.5 million common shares, resulting in an effective price per underlying common share of $0.77. The preferred share has substantially the same terms as the Company's outstanding series two preferred share, including as to dividend rights, voting rights and the right to elect one member of the Board of Directors.

Proceeds from the placement will be used for marketing purposes, technology development and working capital.

In connection with the private placement, the Company expects to issue broker warrants with a term of three years, exercisable to acquire up to 757,378 common shares at a price of $0.83 per common share.

The closing of this transaction is anticipated this week and is subject to customary closing conditions including receipt of applicable regulatory approvals.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and exemptions from any applicable state securities laws. This press release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Pursuant to the policy of the Toronto Stock Exchange, the following officer of Points International Ltd. is responsible for this announcement:

Steve Yuzpe
416 596 6390